UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010
COMMISSION FILE NUMBER 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           ☐           No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐           No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated January 29, 2010.

This report on Form 6-K is hereby incorporated by reference into the registrant's registration statement, registration number 333-153274, dated October 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,
By	Capital GP L.L.C., its general partner
/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: January 29, 2010

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FOURTH QUARTER 2009 DISTRIBUTION AND FINANCIAL RESULTS, NEW CHARTER CONTRACTS AND PROVIDES GUIDANCE FOR THE 2010 DISTRIBUTION

ATHENS, Greece, Jan 29, 2010 – Capital Product Partners L.P. (the “Partnership”), (Nasdaq:CPLP), an international owner of modern double-hull tankers, today released its financial results for the fourth quarter ended December 31, 2009 and declared the fourth quarter 2009 distribution of $0.41 per unit.

The Partnership’s net income for the quarter ended December 31, 2009 was $5.3 million, or $0.21 per limited partnership unit, which is $0.07 lower than the $0.28 per unit from the previous quarter ended September 30, 2009, and $0.15 higher than the $0.06 per unit from the fourth quarter of 2008 as adjusted by the provisions of the Application of the Two Class Method (see Note 4).

Operating surplus for the quarter ended December 31, 2009 was $10.2 million, $0.5 million lower than the $10.7 million from the third quarter of 2009 and $7.2 million lower than the $17.4 million from the fourth quarter of 2008. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. (Please see Appendix A for a reconciliation of this non-GAAP measure to net income.)

Revenues for the fourth quarter of 2009 were $29.4 million compared to $37.4 million in the fourth quarter of 2008. The lower revenues for the fourth quarter of 2009 are mainly due to the absence of profit share revenues, as the product tanker spot market remained at historically depressed levels.

Total operating expenses for the fourth quarter of 2009 were $16.1 million, including $8.2 million in fees for the commercial and technical management of the fleet paid to a subsidiary of Capital Maritime & Trading Corp. (“Capital Maritime”), the Partnership's sponsor, $7.0 million in depreciation and $0.6 million in general and administrative expenses compared to $15.9 million for the fourth quarter of 2008. The increase in operating expenses is largely related to the repairs of the M/T Attikos as well as to expenses related to the remaining vessels of our fleet attributable to extraordinary items in accordance with the terms of our management agreement.

Net interest expense and finance cost for the quarter amounted to $8.0 million compared to $6.8 million for the fourth quarter of 2008. The increase in net interest expense and finance cost is primarily due to the higher interest margin applicable to our loan facilities since June 30, 2009, as well as an additional cost of $0.4 million, which is due to the increased funding costs of the banks, incurred in accordance with the terms of our loan agreements.

Overall, the tanker spot market saw signs of recovery throughout the fourth quarter of 2009. The product tanker market experienced improved activity in the Transatlantic market as a result of the seasonal recovery and the cold spell in most of the Northern hemisphere. In addition, the increased regional products trade in the East pushed spot rates higher and as a result average spot earnings for product tankers increased considerably compared to the third quarter of 2009, but remain at low levels compared to historical averages. These signs of improvement in the spot market were met with increased activity in the period market. A sustained rally in the spot market may underpin the product tanker period market in the short to medium run. However, the global oil product trade and refinery utilization remain at subdued levels and the product tanker fleet continues to grow, all important factors in determining the future trends in product tanker shipping.

The Suezmax market improved during the fourth quarter of 2009 with earnings improving to levels not seen since the beginning of 2009, as global oil supply rose on the back of increased demand in the East, delays in the Turkish Straits and large draws on OECD industry stocks due to the increased seasonal demand. The Suezmax market has sustained its upward trend into 2010 so far.

The Partnership agreed to recharter two of its tanker vessels, whose existing charters expire in the coming weeks, the M/T Axios (2007 Huyndai Mipo 47,000dwt ICE Class 1A) and the M/T Agisilaos (2006 Huyndai 37,000dwt ICE Class 1A) with subsidiaries of Capital Maritime, its Sponsor at rates higher than we could have achieved in the market at that time. The M/T Axios was fixed at $12,750 pd gross ($12,591 net) for 12 months (+/- 30 days) commencing in February 2010 and the M/T Agisilaos was fixed at $12,000 pd gross ($11,850 net) for 12 months (+/- 30 days) from its expected redelivery date of March 2010. Both charters also contain 50/50 profit share for breaking IWL and are guaranteed by Capital Maritime. Both vessels will continue under their existing charters with BP Shipping Plc until their redelivery to Capital Maritime under the new charters. The net daily charter rate under their existing charters is $20,500 for the M/T Axios and $19,750 for the M/T Agisilaos.

Mr Lazaridis commented: “We are pleased to announce the new charters both for Axios and Agisilaos with Capital Maritime. Our Sponsor offered better charter terms compared to other proposals as not only are the charter rates for both vessels higher than those available from other parties but our charters also contain profit sharing arrangements when the vessels trade on certain routes. In addition, the relative short duration of the charters allow us to capitalize from a potential upturn in the market in early 2011. The Partnerships’s fleet charter coverage for 2010 and 2011 following the two new charter announcements stands at approximately 75% and 41%, respectively, based on available revenue days”.

As of December 31, 2009, the Partnership's long-term debt remained unchanged compared to December 31, 2008 at $474.0 million and partners' capital declined to $157.1 million following the payment of $70.5 million of distributions to our unitholders during 2009. Current undrawn debt facilities amount to $246.0 million subject to the terms of our loans.

The Conflicts Committee of the Board of Directors of the Partnership conducted its annual review of the Partnership's replacement capital expenditure reserve in accordance with the partnership agreement.  The Committee agreed with management that considering the substantial reduction in tanker vessel values over the last several years, effective from the fourth quarter of 2009, the annual capital expenditure reserve for the current fleet should be lowered to $9.8 million from $15.2 million.

On January 29, 2010, the Board of Directors of the Partnership declared a cash distribution for the fourth quarter of 2009 of $0.41. The fourth quarter distribution will be paid on February 17, 2010 to unit holders of record on February 8, 2010.

Mr. Lazaridis remarked: “Even though 2009 was a challenging year for the tanker industry worldwide, we maintained our distribution at $1.64, we have proactively amended a number of the terms in our loan facilities and exchanged two vessels with expiring charters with vessels offering better charter rates and longer charter expiry.

The tanker industry continues to face a challenging trade environment as well as a tight credit market. The effects of these conditions can be seen in the new charter rates achieved for the M/T Axios and the M/T Agisilaos, which, although higher than recent fixtures in the market for similar vessels with similar duration, are at levels substantially lower than rates entered prior to their new charters with Capital Maritime.

The Partnership agreed that based on the challenging economic environment and specifically the much lower charter rates in the market,  the Partnership should reduce its targeted future annual distribution level below its current distribution. In particular, the  management noted the direct impact that the low charter rate environment will have on the Partnership as eight of our vessels are coming off charter in 2010 and an additional three vessels in 2011. As a result, the Board of Directors agreed with management’s guidance that a target annual distribution level of $0.90 per unit paid equally over four quarters is more prudent for the Partnership under current conditions. The Partnership believes that this distribution is sustainable over the medium to longer term even if the charter rate environment remains at its current depressed levels. The new annual distribution level will provide the Partnership with a number of advantages: a) greater financial flexibility and liquidity b) assist in pursuing its long-term business strategy of accretive acquisitions and c) ability to take advantage of growth opportunities. The tanker shipping market is cyclical and we would be looking at factors, such as improved oil product demand, the expected implementation of the single-hull tanker phase out, the availability of shipping finance and further delays and cancellations that are likely to reduce the number of new tanker vessel deliveries, in order to assess a potential market recovery in 2010/2011. We will monitor these factors closely and if they improve we will consider revisiting our distribution guidance.”

Capital Product Partners will host a conference call to discuss its results today at 10:00 a.m. Eastern Time (U.S.). The public is invited to listen to the conference call by dialing +1 888 935 4575 (U.S. toll free), or +1 718 354 1387 (international); reference number 4690241#. Participants should dial in 10 minutes prior to the start of the call. The slide presentation accompanying the conference call will be available on the Partnership's website at www.capitalpplp.com. An audio webcast of the conference call will also be accessible through the website. The relevant links will be found in the Investor Relations section of the website.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. Capital Product Partners L.P. owns 18 modern vessels, comprising 15 MR tankers, two small product tankers and one Suezmax crude oil tanker. Most of our vessels are under medium to long-term charters to BP Shipping Limited, Morgan Stanley Capital Group Inc., Overseas Shipholding Group and Shell International Trading & Shipping Company Ltd.

For more information about the Partnership and to access or request a copy of its Annual Report, please visit our website: www.capitalpplp.com

Forward Looking Statement:

The statements in this press release that are not historical facts, including our expectations regarding developments in the markets and their effects, the effects on our financial condition and results our expectations regarding oil demand, our expected charter coverage rates for 2010, our future commitments and the effect of the amendments to our credit facilities and the distribution guidance and factors which may contribute to a market recovery may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Statements of Income
(Notes 1-4)
(In thousands of United States dollars, except number of units and earnings per unit)

	For the three-month period ended December 31,		For the year ended December 31,
	2009	2008	2009	2008

Revenues	29,404	37,383	123,477	132,675

Expenses:
Voyage expenses	243	297	1,059	1,123
Vessel operating expenses - related party	8,218	7,590	30,095	25,653
Vessel operating expenses	-	242	499	3,803
General and administrative expenses	632	744	2,876	2,817
Depreciation	6,990	6,977	28,264	25,185
Operating income	13,321	21,533	60,684	74,094
Other income (expense), net:
Interest expense and finance cost	(8,315)	(7,308)	(32,115)	(25,602)
Interest income	277	498	1,478	1,283
Foreign currency (loss), net	(7)	(7)	(12)	(56)
Total other (expense), net	(8,045)	(6,817)	(30,649)	(24,375)
Net income	5,276	14,716	30,035	49,719
Less:
Net (loss) / income attributable to CMTC operations	-	456	810	(1,048)
Partnership’s net income	5,276	14,260	29,225	50,767
General Partner’s interest in Partnership’s net income	$106	$12,755	$584	$13,485
Limited Partners’ interest in Partnership’s net income	5,170	1,505	28,641	37,282
Net income per:
● Common units (basic and diluted)	0.21	0.06	1.15	1.56
● Subordinated units (basic and diluted)	-	0.06	1.17	1.50
● Total units (basic and diluted) (Note 4)	0.21	0.06	1.15	1.54
Weighted-average units outstanding:
● Common units (basic and diluted)	24,817,151	16,011,629	23,755,663	15,379,212
● Subordinated units (basic and diluted)	-	8,805,522	1,061,488	8,805,522
● Total units (basic and diluted)	24,817,151	24,817,151	24,817,151	24,184,734

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Balance Sheets
(Notes 2-4)
(In thousands of United States dollars, except number of shares)

	December 31, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents	$3,552	$43,149
Short term investments	30,390	1,080
Trade accounts receivable	213	6,421
Prepayments and other assets	522	602
Inventory	111	94
Total current assets	34,788	51,346
Fixed assets
Vessels, net	638,723	718,153
Total fixed assets	638,723	718,153
Other non-current assets
Deferred charges, net	3,076	2,884
Restricted cash	4,500	4,500
Total non-current assets	646,299	725,537
Total assets	$681,087	$776,883

Liabilities and Partners’ Capital / Stockholders' Equity
Current liabilities
Current portion of long-term debt	$-	$-
Current portion of related-party long-term debt	-	24,538
Trade accounts payable	296	475
Due to related parties	4,939	2,256
Accrued liabilities	2,273	1,149
Deferred revenue – current	3,458	3,795
Total current liabilities	10,966	32,213
Long-term liabilities
Long-term debt	474,000	474,000
Long-term related-party debt	-	27,762
Deferred revenue – long term	2,062	1,568
Derivative instruments	36,931	47,414
Total long-term liabilities	512,993	550,744
Total liabilities	523,959	582,957
Commitments and contingencies
Total partners’ capital / stockholders’ equity	157,128	193,926
Total liabilities and partners’ capital / stockholders’ equity	$681,087	$776,883

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Statements of Cash Flows
(Notes 1-4)
(In thousands of United States dollars)
	For the year ended December 31,
	2009	2008
Cash flows from operating activities:
Net income	$30,035	$49,719
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	28,264	25,185
Amortization of deferred charges	442	395
Changes in operating assets and liabilities:
Trade accounts receivable	6,095	(4,858)
Due from related parties	(11)	(235)
Prepayments and other assets	11	(545)
Inventories	(289)	83
Trade accounts payable	494	1,068
Due to related parties	4,460	2,584
Accrued liabilities	420	799
Deferred revenue	157	1,200
Dry docking expenses paid	-	(251)
Net cash provided by operating activities	70,078	75,144
Cash flows from investing activities:
Vessel acquisitions and new building advances	(26,460)	(267,673)
Additions to restricted cash	-	(1,250)
Purchase of short term investments	(29,310)	(1,080)
Net cash (used in) investing activities	(55,770)	(270,003)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	-	199,500
Proceeds from related party-debt/financing	-	112,843
Payments of long-term debt	-	(8,080)
Payments of related-party debt/financing	(23,309)	(52,463)
Loan issuance costs	(703)	(1,950)
Payment of offering expenses	-	(249)
Excess of purchase price over book value of vessels acquired from entity under common control	-	(3,755)
Dividends paid	(70,463)	(39,890)
Cash balance that was distributed to the previous owner	-	(2)
Capital contributions by CMTC	40,570	12,135
Net cash (used in) / provided by financing activities	(53,905)	218,089
Net (decrease) / increase in cash and cash equivalents	(39,597)	23,230
Cash and cash equivalents at beginning of period	43,149	19,919
Cash and cash equivalents at end of period	3,552	43,149
Supplemental Cash Flow Information
Cash paid for interest	$30,929	$24,264
Non-Cash Investing and Financing Activities
Net book value of vessels transferred-in, M/T Agamemnon II and M/T Ayrton II net of cash paid.	$68,054
Net book value of vessels transferred-out, M/T Assos and M/T Atrotos	$(70,496)
Net liabilities assumed by CMTC upon vessel contribution to the Partnership.	$31,073	$74,239
Units issued to acquire vessel-owning company of M/T Amore Mio II.	-	$37,739
Units issued to acquire vessel-owning company of M/T Aristofanis.	-	$10,066
Change in accrued capitalized costs	$870

Notes

(1) The unaudited condensed consolidated and combined statements of income and cash flows for the three and twelve month period ended December 31, 2009 include the results of operations of:
(a)
M/T Agamemnon II and M/T Ayrton II (a 51,238dwt sister MR product tankers which were delivered to Capital Maritime from shipyards on November 24, 2008 and April 10, 2009 respectively) were acquired from Capital Maritime, an entity under common control, on April 7 and April 13, 2009 respectively, as though the transfers had occurred at the beginning of the earliest period presented (January 1, 2009), or since the date it was acquired by Capital Maritime from the unrelated third parties (shipyards), whichever is later; and

(b)	M/T Assos and M/T Atrotos up to April 6, 2009 and April 12, 2009 dates in which they were exchanged with M/T Agamemnon II and M/T Ayrton II, respectively.

The unaudited condensed consolidated and combined statements of income and cash flows for the three and twelve month period ended December 31, 2008 include the results of operations of M/T Amore Mio II, M/T Aristofanis and M/T Agamemnon II which were acquired from Capital Maritime, an entity under common control, on March 27, 2008, April 30, 2008, and April 7, 2009 respectively, as though the transfers had occurred at the beginning of the earliest period presented (January 1, 2008), or in the case of the M/T Agamemnon II since November 24, 2008 date it was delivered to Capital Maritime from an unrelated third party (shipyard).

(2) On April 7, and April 13, 2009 the Partnership acquired from Capital Maritime the shares of the vessel owning companies of the M/T Agamemnon II and M/T Ayrton II. In exchange Capital Maritime received all the shares of the vessel owning companies of the M/T Assos and M/T Atrotos, which were part of the Partnership’s fleet, and an additional cash consideration of $8.0 million. The amount of $15.7 million which represents the difference of the historic cost between the exchanged vessels net of cash consideration of $8.0 million is recorded as an increase in the partners’ capital for the year ended December 31, 2009. In addition, the amount of $8.0 million is included in vessels acquisitions and new building advances under investing activities in the statements of cash flows for the year ended December 31, 2009. The Partnership accounted for the acquisition of the vessel owning companies of the M/T Agamemnon II and M/T Ayrton II as a transfer of equity interests between entities under common control at Capital Maritime's carrying amounts (historical cost) of the net assets contributed. In addition, transfers of equity interests between entities under common control are accounted for as if the transfer occurred at the beginning of the earliest period presented, and prior years financial statements are retroactively adjusted to furnish comparative information similar to the pooling-of-interest method of accounting.

All assets and liabilities of the vessel owning companies of the M/T Agamemnon II and M/T Ayrton II, except the vessel, the time charter agreements and necessary permits were retained by Capital Maritime.

All assets and liabilities of the vessel owning companies of the M/T Assos and M/T Atrotos, except the vessel and necessary permits were retained by the Partnership.

(3) Short term investments consist of cash time deposits with original maturities of more than three months with de minimis breakage costs.

(4) The Partnership adopted on January 1, 2009 the provisions of ASC 260-10-05 “Application of the Two-Class Method”. ASC 260-10-05 considers whether the incentive distributions of a master limited partnership represent a participating security when considered in the calculation of earnings per unit under the two-class method. ASC 260-10-05 also considers whether the partnership agreement contains any contractual limitations concerning distributions to the incentive distribution rights that would impact the amount of earnings to allocate to the incentive distribution rights for each reporting period. The Partnership retrospectively applied the provisions of the ASC 260-10-05 to the three and twelve month period ended December 31, 2008. Following the application of the above standard the Partnership’s earnings per unit for the three and twelve month period ended December 31, 2008 decreased from $0.54 and $2.00 per unit to $0.06 and $1.54 per unit respectively. This decrease is directly attributable to the exercise of the incentive distribution rights of the Partnership’s General Partner, in accordance with the terms of the partnership agreement, following the exceptional cash distribution of $1.05 per unit for the fourth quarter of 2008.

Capital Product Partners L.P.

Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non cash items such as depreciation and amortization expense, unearned revenue and unrealized gain and losses. Replacement capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, the Partnership's capital assets. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership's ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership's performance required by accounting principles generally accepted in the United States. The tables below reconcile Operating Surplus to net income for the three month period ended December 31, 2009.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended December 31, 2009

Net income	$5,276

Adjustments to reconcile net income to net cash provided by operating activities

Depreciation and amortization	7,127
Deferred revenue	215
NET CASH PROVIDED BY OPERATING ACTIVITIES	12,618

Replacement Capital Expenditures	2,454

OPERATING SURPLUS	10,164
Reduction on recommended reserves from previous quarters	219
AVAILABLE CASH	10,383